EXHIBIT 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2010 and the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-145236, 333-127265, 333-13456, 333-97305 and 333-6436), Form F-3 (File No. 33-77022) and Form F-10 (File Nos. 333-152607 and 333-170200) of Enbridge Inc. (the “Corporation”) of our report dated February 18, 2011, relating to the consolidated financial statements of the Corporation as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as at December 31, 2010.

“signed”

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada

February 18, 2011